January 6, 2017

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Attention: Tom Kluck, Legal Branch Chief

Re:                             Care Capital Properties, LP

Registration Statement on Form S-4

Filed December 23, 2016

File No. 333-215292

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Care Capital Properties, LP, a Delaware limited partnership, on behalf of itself and the co-registrants named in its Registration Statement on Form S-4 (File No. 333-215292) (the “Registration Statement”), hereby requests that the Registration Statement be declared effective at 4:00 p.m., Washington, D.C. time, on January 10, 2017, or as soon thereafter as practicable.

Sincerely,

CARE CAPITAL PROPERTIES, LP

By: CARE CAPITAL PROPERTIES GP, LLC, its General Partner

By:	/s/ Kristen M. Benson
Name:	Kristen M. Benson
Title:	Vice President and Secretary